UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C.
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of
March - April 2007
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b) : 82-______.)

SIGNATURES
EXHIBIT INDEX
EX-99.1: REFINING & MARKETING APPOINTMENTS
EX-99.2: NOTICE OF APPOINTMENT
EX-99.3: JURA FIELD, U.K. NORTH SEA
EX-99.4: EUROPE-WIDE AGREEMENT OF SME DEVELOPMENT SUPPORT
EX-99.5: DALIA FIELD OFFICIALLY INAUGURATED, ANGOLA
EX-99.6: MOHO-BILONDO PERMIT, REPUBLIC OF CONGO
EX-99.7: FILING OF THE 2006 REGISTRATION DOCUMENT
EX-99.8: FILING OF FORM 20-F FOR THE YEAR 2006
EX-99.9: SHARE BUY-BACK, 1ST QUARTER 2007
EX-99.10: TOTAL AWARDED 32 OFFSHORE EXPLORATION BLOCKS, ALASKA
EX-99.11: NOTICE OF APPOINTMENTS

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date : May 2, 2007	By:	/s/ Charles Paris de Bollardière
Name : Charles PARIS de BOLLARDIERE
Title : Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1: Refining & Marketing Appointments (March 26, 2007).

➢	EXHIBIT 99.2: Notice of Appointment (March 26, 2007).

➢	EXHIBIT 99.3: UK North Sea : Total announces the Launch of the Development of the Jura Field (March 28, 2007).

➢	EXHIBIT 99.4: Europe-Wide Agreement on SME Development Support (March 29, 2007).

➢	EXHIBIT 99.5: Dalia Field Officially Inaugurated in Angola (March 29, 2007).

➢	EXHIBIT 99.6: Republic of the Congo : Two Major Discoveries in the Moho-Bilondo Permit (April 2, 2007).

➢	EXHIBIT 99.7: Filing of the 2006 Registration Document (April 5, 2007).

➢	EXHIBIT 99.8: Filing of Form 20-F for the year 2006 (April 11, 2007).

➢	EXHIBIT 99.9: Notice of Repurchase of Ordinary Shares of Total (April 16, 2007).

➢	EXHIBIT 99.10: Total Awarded 32 Offshore Exploration Blocks in Alaska (April 20, 2007).

➢	EXHIBIT 99.11: Notice of Appointments (April 23, 2007).